

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

<u>Via-Fax</u>
Greg Thompson, President
Monza Ventures, Inc.
c/o Dave Wong
Catalyst Capital
2498 West 41st Ave., Unit 232
Vancouver, British Columbia V6M2A7

> **Re: Monza Ventures, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 000-51976**

Dear Mr. Thompson:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended November 30, 2010</u>

<u>General</u>

1. Please revise to provide page numbers.

2. We note your statement in Note 3 to the financial statements that "[o]n September 20, 2010, the Stockholder's of the Company authorized the Forward Stock Split of our issued and outstanding Common Stock on a seven for one (7:1) basis. The Forward Stock Split became effective on September 20, 2010. As a result of the Forward Stock Split, the Company increased its issued and outstanding shares of the Common Stock [sic] to 73,500,000 from 10,500,000." We further note your statement in your Definitive Proxy Statement filed on March 14, 2011 that "[t]he stockholders previously approved a forward split of seven for one (7-1) in the annual meeting held on September 20, 2010.

However, as the management [sic] did not effect the forward split at that time, management has determined to get a further mandate from the stockholders and have them affirm the action." Please clarify when this forward stock split became effective and as appropriate, thoroughly revise your filing to reflect this forward stock split. For example, and not as an exhaustive list, please revise the cover page, Item 5 and Item 12. In an appropriate place in your filing, please also discuss the purpose and the effect of this forward stock split.

3. We note your statement in your Definitive Proxy Statement filed on March 14, 2011 that "[o]ur Board of Directors has adopted a resolution declaring the advisability of amending and restating our Articles of Incorporation to effect a name change from Arize Nutritional Gum Corp. to Monza Ventures Inc. a name that better reflects our current business." We further note your statement in your Form 8-K filed on April 12, 2011 that "[t]he Articles were revised such that the name of the Company was modified from Arize Nutritional Gum Corp. to Monza Ventures Inc." Based on exhibits 3.1 and 3.2, it appears that the name of your corporation is and always has been Monza Ventures Inc. Please clarify the status of the referenced name change (e.g., whether you intend to change your name *to* Arize Nutritional Gum Corp. or *from* Arize Nutritional Gum Corp.). To the extent you have effected any name change or have made any amendments and/or restatements to your articles, please file them as exhibits. Please see Item 601(b)(3) of Regulation S-K.

Cover Page

4. Please list the common stock registered pursuant to Section 12(g) of the Securities and Exchange Act. We note you filed a Form 8A-12G on May 3, 2006 registering a class of common stock under Section 12(g).

5. We note you have indicated that you are a shell company. Please significantly revise your business section to reflect your status as a shell company and add a risk factor discussing the risks associated with being a shell company, or tell us why you believe this is unnecessary.

About Our Company

6. We note your statement in the second paragraph of this section that "[w]e expect that our website will reach the beta phase of development by the end of December 2011. We currently have not advanced beyond the business plan state from our inception until the date of this filing." We further note your statement in your Form SB-2 filed on January 4, 2006 that "[w]e expect that our website will reach the beta phase of development by the end of July 2007. We currently have not advanced beyond the business plan state from our inception until the date of this filing." With a view to providing investors an understanding of your business purpose and the time frame associated with implementation of your business plan, please clarify:

- the status of your current operations;
- the steps you have taken or intend to take in developing the beta phase of your website, including an associated timeframe;
- the steps you have taken or intend to take to implement your business plan, attract customers, market your business and contact manufacturers, including an associated timeframe and an indication of when you intend to commence operations.

Please also disclose the current status of your contract with Fusion Business Group.

7. Please revise all references to your "prospectus" to reflect the current filing.

Item 1A: Risk Factors

8. Please delete the second and third sentences of the first paragraph in this section in which you reference other risks and state that other unknown or immaterial risks may impair your business. Please note that all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Part II

Item 5: Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities

9. Please revise this section to state the high and low bid information for the equity for each full quarterly period within the two most recent fiscal years, and confirm to us that $10.25 reflects the correct high and low bid prices for the quarters ended May 31, 2010, August 31, 2010, and November 30, 2010, as we are unable to locate such information. Please also clarify your statement that the prices in the table in this section "may not necessarily represent actual transactions." Please see Item 201(a)(1)(iii) of Regulation S-K.

Item 7: Management's Discussion and Analysis or Plan of Operation

10. Please clarify the nature of the "professional fees" that you anticipate paying in the next twelve months.

11. We note that you "are pursuing various financing alternatives to meet [y]our immediate and long-term financial requirements." Please revise to describe the efforts you have undertaken and currently are undertaking to pursue such alternatives, and the current status of such efforts.

Liquidity and Capital Resources

12. We note your statement that your "net loss from operations decreased to $3,720 for the year ended November 30, 2010, as compared to $21,196 for the year ended November 30, 2009." Please explain the reason for this decrease. Please see Item 303(a)(3) of Regulation S-K.

13. We note your disclosure in Note 5 to your financial statements that "[a]s of November 30, 2010 and 2009, $45,907 and $45,907, respectively of accounts payable is payable to a company controlled by a person related to the former director of the company." In this section, please discuss all known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Please see Item 303(a)(1) of Regulation S-K.

Item 9A: Controls and Procedures

Management's Report on Disclosure Controls and Procedures

14. You have disclosed that your disclosure controls and procedures were not effective. Please revise your disclosure to describe how your disclosure controls and procedures were not effective and your plans, if any, to remediate your disclosure control and procedures. In doing so, please explain when and who at the company first identified the deficiencies you discuss. As appropriate, please consider enhancing your risk factor disclosure. Please also tell us how you determined that your internal control over financial reporting is effective given that your disclosure controls and procedures are not effective, including how your ineffective disclosure controls and procedures impacted your internal control over financial reporting.

15. We note your disclosure in your Form 10-Q for the fiscal quarters ending February 28, 2011 and May 30, 2011 that your disclosure controls and procedures were effective as of the end of the period covered by each report. In each report, please revise to explain the circumstances which caused this change in your disclosure control and procedures from being ineffective, as reported in your Form 10-K, to being effective in your subsequent fiscal quarters.

16. We note your statement that there "have been no significant changes in our internal controls over financial reporting." Please revise this disclosure to address whether there was *any* change in your internal control over financial reporting that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. Please see Item 308(c) of Regulation S-K.

Inherent limitations on effectiveness of controls

17. We note your statement that "[i]nternal control over financial reporting…is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override." In your filing, please explain whether or not these limitations impacted your conclusion regarding the effectiveness of your internal control over financial reporting. To the extent these limitations impacted your internal control over financial reporting, please explain how.

Part III

Item 10:   Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

Officers and Directors

18. Please also revise to provide information regarding each directors specific experience, qualifications, attributes or skills that led to the conclusion that the individual should serve as a director. Please see Item 401(e)(1) of Regulation S-K.

Involvement in certain legal proceedings

19. We note your disclosure of legal proceedings in this section is limited to five years. Please note that Item 401(f) of Regulation S-K requires such disclosure for the past ten years with respect to your directors and executive officers, which differs from the five year period called for by paragraph (g) of such Item, and that Item 401(f) requires disclosure of legal proceedings not referenced in your filing. Please advise or revise.

Code of Ethics

20. We note your statement that you have attached your code of ethics to this filing. We cannot locate this document. Please advise. Please see Item 406(c) of Regulation S-K.

Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Certain Relationships and Related Transactions

21. Please reconcile your disclosure in this section with your disclosure in Note 5 to your financial statements and provide the information required by Item 404(d) of Regulation S-K.

<u>Item 13: Exhibits</u>

22. We note your exhibit index indicates you have filed exhibits 31 and 32. We further note you have included exhibits 31 and 32 in the text of your filing, after the notes to your financial statements and have not filed these documents as exhibits to your Form 10-K. Please file these exhibits as separate exhibits to your Form 10-K. This comment also applies to your Form 10-Q, as amended, for the fiscal quarter ended February 28, 2011.

<u>Item 14: Principal Accountant Fees and Services</u>

23. Please provide the disclosure required by Item 14(5) of Form 10-K.

<u>Signatures</u>

24. Please revise the second signature block to include the signature of your principal financial officer, principal accounting officer and the majority of your board of directors. Please see the Signatures section and General Instruction D(2) of Form 10-K.

<u>Exhibit 31</u>

25. Please provide a separate certification for your principal financial officer. Please see Item 601(b)(31) of Regulation S-K and Rule 13a-14(a) of the Exchange Act. This comment also applies to your Form 10-Q for the quarterly period ended May 31, 2011.

26. Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. Your deletion in paragraph 4(d) of the word "fiscal" after "fourth" is inappropriate. Please revise.

<u>Form 10-Q/A for the quarterly period ended February 28, 2011</u>

<u>Exhibit 31.1 and 31.2</u>

27. Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. Your deletion of the word "control" and replacement of "evaluation" with "evaluations" in paragraph 4(c) are inappropriate. Also, your deletion of the parenthetical clause in paragraph 4(d), "(the registrant's fourth fiscal quarter in the case of an annual report)" is inappropriate. In addition, please revise the identification of the certifying individual at the beginning of the certification so as not to include the individual's title, and revise paragraph (1) to refer to the correct filing, in this case a Form 10-Q/A.

Form 10-Q/A for the quarterly period ended May 31, 2011

28. We note you have signed this quarterly report in your capacity as President. We further note the Form 8-K filed on June 10, 2011 that "[o]n June 8, 2011, Chen Wang resigned as President of our company. Prior to the resignation of Mr. Wang, we appointed Greg Thompson as President and Director of the Company." Please clarify all director and officer positions from which Mr. Wang resigned and confirm all officer and director positions currently held by Mr. Thompson.

29. The Form 10-Q/A is required to be signed by your principal financial or accounting officer. If true, please supplementally confirm that Mr. Thompson also signed in his capacity as such. In future filings, please revise your signature page to identify the signature of your principal financial or accounting officer. Please see Instruction G to Form 10-Q.

Exhibit 31.1

30. Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. Your inclusion of the word "quarterly" before the word "report" and replacement of the word "registrant" with "company" throughout your certification is inappropriate. Also, your deletion of the parenthetical clause in paragraph 4(d), "(the registrant's fourth fiscal quarter in the case of an annual report)" is inappropriate. Your replacement of the word "and" with "or" in paragraph 4(a) and "all significant" with "any" in paragraph 5(a) is also inappropriate. Paragraph (1) should refer to the correct filing, in this case a Form 10-Q/A. Please revise. Please see Item 601(b)(31) of Regulation S-K.

31. It does not appear that a certification has been filed by your principal financial officer. If true, please supplementally confirm that Mr. Thompson also signed the certification filed as Exhibit 31.1 in his capacity as such. In future filings, please file a certification signed by your principal financial officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim, Staff Attorney at (202) 551-3535 or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director